CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders of

Oppenheimer Portfolio Series:

We consent to the use in this Registration Statement of Oppenheimer Conservative Investor Fund, Moderate Investor Fund, Active Allocation Fund, and Equity Investor Fund (collectively the Oppenheimer Portfolio Series), of our report dated March 16, 2009, relating to the financial statements and financial highlights of Oppenheimer Conservative Investor Fund, Moderate Investor Fund, Active Allocation Fund, and Equity Investor Fund, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the references to our firm under the headings “Financial Highlights” appearing in the Prospectus, which is also part of such Registration Statement and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information.

                         /s/ KPMG LLP

Denver, Colorado

May 26, 2009